UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM S-8

REGISTRATION STATEMENT
Under
The Securities Act of 1933

COMPASS BANCSHARES, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation or Organization)

63-0593897
(I.R.S. Employer Identification No.)

15 SOUTH 20TH STREET, BIRMINGHAM, ALABAMA 35233
(Address of Principal Executive Offices) (Zip Code)

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(Full Title of the Plan)

Jerry W. Powell, Esquire
General Counsel
Compass Bancshares, Inc.
Post Office Box 10566, Birmingham, Alabama 35296
(Name and Address of Agent for Service)

(205) 297-3000
(Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, (par value $2.00 per share) (3)	1,500,000	$31.73	$47,595,000	$4378.74

(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, the number of shares of securities registered in this Registration Statement will be increased as a result of future stock splits, stock dividends or similar transactions.

(2) Pursuant to Rule 457 of the Securities Act of 1933, as amended, the offering price is estimated solely for the purpose of determining the registration fee and is based on the average of the bid and ask price of the Common Stock, as reported in the NASDAQ consolidated reporting system on December 4, 2002.

(3) In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

PART I

EXPLANATORY NOTE

Compass Bancshares, Inc. (the "Registrant") is filing this Registration Statement on Form S-8 in order to register an additional 1,500,000 shares of common stock, $2.00 par value per share (the "Common Stock"), to be offered or sold pursuant to the terms and conditions of the Compass Bancshares, Inc. Employee Stock Ownership Plan (the "Plan"), as well as an indeterminate amount of interests in the Plan to be offered and sold pursuant to the Plan in accordance with Rule 416(c) of the Securities Act of 1933. This Registration Statement amends a Form S-8 filed relative to the Plan on October 30, 1996 (file number 333-15115), the contents of which are incorporated by reference herein.

A prospectus meeting the requirements of Part I of Form S-8 has been prepared. Such prospectus is not included in this Registration Statement but will be delivered to all participants in the Plan pursuant to Rule 428(b)(1) under the Securities Act of 1933, as amended.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 5. Interests of Named Experts and Counsel.

The validity of the Registrant's Common Stock which may be issued pursuant to the Plan will be passed on for the Registrant by Jerry W. Powell, Esq., General Counsel, Secretary and an employee of the Registrant. As of December 31, 2001, Mr. Powell was the beneficial owner of an aggregate of approximately 198,396 shares of Common Stock (including 75,631 shares subject to options exercisable within sixty (60) days thereof and 37,096 shares allocated to his Plan account). Mr. Powell is eligible to participate in the Plan.

Item 8. Exhibits.

The following exhibits are filed herewith or incorporated by reference herein as part of this Registration Statement:

Exhibit	Description
4.1	Certificate of Amendment, dated June 2, 1998, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 4.6 to Compass Bancshares, Inc.'s registration statement on Form S-3, registration number 333-60725 filed with the Commission).
4.2	Certificate of Amendment, dated May 1, 2002, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 4.7 to Compass Bancshares, Inc.'s registration statement on Form S-8, registration number 333-90806 filed with the Commission).
5.1	Opinion of Jerry W. Powell, Esquire, regarding the legality of the securities being issued.
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of Jerry W. Powell, Esquire (included in Exhibit 5.1).
24.1	Power of Attorney of the Officers and Directors of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8, and has duly caused this Registration

Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, State of Alabama, on December 5, 2002.


COMPASS BANCSHARES, INC.


By: /s/ D. Paul Jones, Jr.
_____

D. Paul Jones, Jr.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
By: /s/ D. Paul Jones, Jr. D. Paul Jones, Jr.	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	December 5, 2002
By: /s/ Garrett R. Hegel Garrett R. Hegel	Chief Financial Officer (Principal Financial Officer)	December 5, 2002
By: /s/ Timothy L. Journy Timothy L. Journy	Chief Accounting Officer and Controller (Principal Accounting Officer)	December 5, 2002
By: * James H. Click, Jr.	Director	December 5, 2002
By: * Charles W. Daniel	Director	December 5, 2002
By: * W. Eugene Davenport	Director	December 5, 2002
By: _____ Tranum Fitzpatrick	Director	December 5, 2002
By: _____ Carl J. Gessler, Jr., M.D.	Director	December 5, 2002
By: * Charles E. McMahen	Director	December 5, 2002
By: * John S. Stein	Director	December 5, 2002


3


SIGNATURE	TITLE	DATE
*By: /s/ Jerry W. Powell		December 5, 2002
Jerry W. Powell		
Attorney-in-fact		

Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Birmingham, State of Alabama, on December 5, 2002.

COMPASS BANCSHARES, INC. EMPLOYEE
STOCK OWNERSHIP PLAN

By: COMPASS BANCSHARES, INC.
Plan Sponsor and Administrator

By: /s/ D. Paul Jones, Jr.

D. Paul Jones, Jr.
Chairman and Chief Executive Officer

4

EXHIBIT INDEX

Exhibit	Description
4.1	Certificate of Amendment, dated June 2, 1998, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 4.6 to Compass Bancshares, Inc.'s registration statement on Form S-3, registration number 333-60725 filed with the Commission).
4.2	Certificate of Amendment, dated May 1, 2002, to Restated Certificate of Incorporation of Compass Bancshares, Inc. (incorporated by reference to Exhibit 4.7 to Compass Bancshares, Inc.'s registration statement on Form S-8, registration number 333-90806 filed with the Commission).
5.1	Opinion of Jerry W. Powell, Esquire, regarding the legality of the securities being issued.
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.2	Consent of Jerry W. Powell, Esquire (included in Exhibit 5.1).
24.1	Power of Attorney of the Officers and Directors of the Registrant.